December 14, 2023

Michael J. FitzGerald*

Eoin L. Kreditor*

Lynne Bolduc

Robert C. Risbrough

George Vausher, LLM, CPA‡

David M. Lawrence

Charles C. McKenna

Brook John Changala

Natalie F. Foti

Josephine Rachelle Aranda

Pfrancez C. Quijano

William Allen Miller

Sam Sayed

Litao Zhou

Ikechukwu (Ike) Ubaka

John M. Marston†

Ralph G. Martinez†

Deborah M. Rosenthal†

Maria M. Rullo†

VIA EDGAR	Author’s Email: lbolduc@fkbrlegal.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn: Andi Carpenter, Martin James,
Jenny O’Shanick, and Evan Ewing

Re:	Alternative Ballistics Corporation
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 6, 2023
File No. 024-12349

Ladies and Gentlemen:

On behalf of Alternative Ballistics Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 28, 2023 (the “Comment Letter”), relating to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

Set forth below are the Company’s responses to the Comments. The heading and page number in this letter correspond to the heading and page number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement.

Amendment No 1 to Registration Statement on Form 1-A

Cover page

1.	We note your disclosure that the offering will “terminate at the earlier of (i) the date at which the Maximum Offering set forth above has been sold, or (ii) the date at which this Offering is earlier terminated by us at our sole discretion.” We also note your disclosure on page 6 that the offering will “terminate at the earlier of (i) the date at which the Maximum Offering set forth above has been sold, (ii) one year from the qualification of this Offering, or (iii) the date at which this Offering is earlier terminated by us at our sole discretion.” Please revise.

Response: We have reconciled all of the disclosures related to the termination of the Offering so that they all state that the Offering will terminate at the earlier of (i) the date at which the Maximum Offering set forth above has been sold, (ii) one year from the qualification of the Offering, or (iii) the date at which the Offering is earlier terminated by us at our sole discretion.

2 Park Plaza, Suite 850 ˖ Irvine, California 92614 1150 South Olive Street, Suite 10-128 ˖ Los Angeles, California 90015
Telephone: 949-788-8900 ˖ Facsimile: 949-788-8980 ˖ www.fkbrlegal.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

December 14, 2023 Page 2 of 8

2.	We note your disclosures that your directors, executive officers and significant stockholders may be able to influence your company and that your Chief Executive Officer has 68.2% voting control “through his ownership of 2,000,000 shares of Series A Preferred Stock, which has 100 to 1 voting rights.” If true, please revise the cover page to prominently disclose that the company will be a controlled company post-offering, identify the controlling stockholder(s) and such stockholders’ total voting power, and include appropriate risk factor disclosure.

Response: We have included disclosures related to the Company’s status as a controlled company post-offering and identified Steven Luna, the Company’s CEO, as the controlling stockholder and his 64.54% voting power post-Offering, assuming that we raise the Maximum Offering. We have also included a risk factor regarding the same.

3.	We note your disclosure on page 52 that the “Selling Stockholders may only make offers and sales of their shares of up to 30% of the gross proceeds from this Offering.” Please revise your cover page to include this disclosure.

Response: We have included the disclosure that the “Selling Stockholders may only make offers and sales of their shares of up to 30% of the gross proceeds from this Offering” on the cover page.

4.	We note your disclosure that you are an emerging growth company and that more information can be found in the section entitled “Offering Circular Summary—Implications of Being an Emerging Growth Company,” however, this section does not appear. Please advise or revise. Further, please revise to include a risk factor disclosing that you are an emerging growth company and discuss any related material risks.

Response: We have included a disclosure in the Offering Circular Summary titled “Implications of Being an Emerging Growth Company and Smaller Reporting Company.” We have also included a risk factor disclosing the Company’s status as an emerging growth company describing the related risks.

December 14, 2023 Page 3 of 8

Summary Financial Data

5.	Please revise the table to remove the parenthetical disclosure indicating “audited” and “unaudited” above the columns since your auditors have not issued an audit report covering this table and therefore all amounts are unaudited. Instead, if true, you could revise the introductory paragraph to indicate that the amounts presented as of and for the six months ended June 30, 2023 and 2022 were derived from your unaudited interim financial statements, and the amounts presented as of and for the years ended December 31, 2022 and 2021 were derived from your audited financial statements, presented elsewhere in the filing.

Response: We have removed the parenthetical disclosures indicating “audited” and “unaudited” from the tables. We have also revised the introductory paragraph indicating that “the amounts presented as of and for the six months ended June 30, 2023 and 2022 were derived from our unaudited interim financial statements, and the amounts presented as of and for the years ended December 31, 2022 and 2021 were derived from our audited financial statements, presented elsewhere in the filing.

Use of Proceeds

6.	We note your anticipated use of proceeds if you raise the Maximum Offering amount. Please revise to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold.

Response: We have added the following disclosure to the Use of Proceeds section:

“In the event that we do not raise the Maximum Offering, we intend to use a majority of the proceeds from this Offering for Sales, Marketing and Advertising, as well as Manufacturing – Production. There would be a significant decrease in percentage allocation towards Salaries and Recruitment, while the percentage allocation for the other use of proceeds categories will remain the same.”

Capitalization

7.	We note that you only present a “pro forma as adjusted” column that gives effect to the maximum offering. Please revise the introductory paragraphs to clearly disclose that this is a best-efforts offering with no minimum offering required. Further, refer to the guidance in Rule 11-02(a)(10) of Regulation S-X and revise to provide additional columns that assume varying amounts of possible sales (e.g., 25%, 50%, 75%).

Response: We have updated the introductory paragraph to disclose that this is a best-efforts offering with no minimum offering required. Further, we have included additional columns assuming the varying amounts of possible sales of 25%, 50%, and 75% of the Maximum Offering.

December 14, 2023 Page 4 of 8

8.	Please remove the parenthetical disclosure above the columns indicating that the “Pro Forma and Pro Forma As Adjusted are unaudited” and that the Actual amounts for June 30, 2023 have been “reviewed,” since your auditors have not issued an audit or review report covering this table. We note that all amounts presented are unaudited. If true, you could revise the introductory paragraph to say that the amounts presented in the Actual column were derived from your unaudited interim financial statements for the six months ended June 30, 2023 included elsewhere in the filing.

Response: We have removed the parenthetical disclosures. We have also revised the introductory paragraph to state that “the amounts presented in the Actual column were derived from our unaudited interim financial statements for the six months ended June 30, 2023 included elsewhere in our Offering Statement.”

9.	Please revise the table to correctly calculate total capitalization for all columns presented as the sum of total liabilities and total shareholders’ equity (deficit). For example, total capitalization as of June 30, 2023, in the Actual column, appears to be $105,990.

Response: The table has been updated to correctly reflect total capitalization.

Dilution

10.	As this is a best-efforts offering with no minimum offering required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current Maximum Offering presentation.

Response: The tables in the Dilution section have been revised to include columns to reflect the information if new investors purchase 25%, 50%, 75% or 100% of the Maximum Offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

11.	Please revise to describe all material cash requirements, including short-term and long- term requirements, and the anticipated source of funds needed to satisfy such cash requirements. Further, please revise this section to discuss all current material debt of the company.

Response: Under Liquidity & Capital Resources, we have included the following disclosures:

“Our short-term material cash requirements are $2,336,000 (20% of Maximum Offering), which we expect can provide us with one year of operating capital. Our long-term material cash requirements are $11,680,000 (100% of the Maximum Offering), which we expect can provide us with five years of operating capital. The anticipated source of funds to satisfy these cash requirements are through this Offering.

December 14, 2023 Page 5 of 8

We have a total of current material debt of $1,000,000 in the form of a convertible promissory note issued on March 29, 2022, which is accruing interest at 15% per annum and is convertible into shares of our common stock at a conversion rate of $0.20. The conversion of the note is at the election of the holder, subject to our approval, and the maturity date of the note is March 29, 2025.”

Business; Our Historical Growth and Growth Strategy

12.	We note your disclosure on page 8 that you have not produced any revenue as well as your disclosure that you recently secured your “first purchase order from a department in Florida, and may have generated anticipated purchase orders from several departments in South America.” If material, please revise to clearly describe the material terms of the purchase order, including if any purchase orders are non-binding.

Response: On page 9, we clarified that we have not yet begun to generate “material” revenues, and on page 38, we included additional disclosures regarding our first purchase order in Florida which was fulfilled in June 2023 with a non-material invoice amount of $2,300 and that we have generated purchasing interest from departments in South America that have resulted in non-binding purchase orders.

Management—Directors and Executive Officers

13.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as your director.

Response: We have revised the directors’ biographies to include a brief description of the experience, qualification, and attributes that led to the conclusion that each of our directors are qualified to serve as a director.

Certain Relationships and Related-Party Transactions

14.	We note the related party transactions disclosed on pages F-9 and F-10. Additionally, we note your disclosure that Vanessa Luna’s consulting firm provided consultation services to you. Please revise to include the disclosures required by Item 13 of Form 1-A, including the dollar amount of each transaction.

Response: On page F-11, we added a section, titled “Related Party Transaction” to disclose the specific issuances made to Luna Consultant Group. In addition, we included such disclosures in the section titled “Certain Relationships and Related-Party Transactions.”

December 14, 2023 Page 6 of 8

Security Ownership of Certain Beneficial Owners, Management, and Selling Stockholders

15.	We note your disclosure that your Chief Executive Officer owns 2 million shares of your Series A Preferred Stock. Please revise this table to disclose the beneficial ownership of your Series A Preferred Stock.

Response: We have included an additional table in this section to illustrate the voting power of our securities, to include our common stock and Series A Preferred Stock prior to and immediately after the Offering, assuming we raise the Maximum Offering.

Plan of Distribution

16.	We note your disclosure regarding rolling closings and that “[i]f the Initial Closing never occurs, the proceeds from the Offering will be promptly returned to investors.” Please provide expanded disclosure regarding your rolling closings, including whether you may terminate the offering without ever having a closing. Please also provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response: We have amended the disclosure as follows:

We may terminate the Offering without ever having a Closing. The Company believes that the rolling closings described comply with Rule 251(d)(3)(i)(F) because the Offering will commence within two calendar days after qualification and will be made on a continuous basis for a period in excess of 30 calendar days from the date of initial qualification and will be offered in an amount that the Company currently believes (and at the time of qualification will believe) is reasonably expected to be offered and sold within a period that is two years or less than the initial qualification date.

Notes to the Financial Statements

17.	We note you recognized revenue in the six-month period that ended June 30, 2023. Please revise to disclose the source of that revenue and your revenue recognition policy. Refer to ASC 606-10-50. In addition, revise your MD&A to discuss the source and amount of revenues earned in the period, and revise the disclosure on page 8 and elsewhere that currently indicate that to date you have not produced any revenue.

Response: We added the following disclosure to our MD&A section and have otherwise clarified in the document that we have not produced any “material” revenue.

December 14, 2023 Page 7 of 8

“Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.”

Stock-Based Compensation

18.	We note from page F-4 that you have recorded stock compensation expenses during each reported period. Please include a note to the financial statements to provide all required disclosures under ASC 718-10-50. Include clear disclosure of how you determined the fair value of your common stock used in calculating the amount of stock-based compensation expense relating to each grant. This comment also applies to the financial statements for the fiscal years ended December 31, 2022 and 2021, respectively.

Response: We believe the Company has provided the required disclosure on page F-11, under the Common Stock subheading. The Company granted fully vested shares of common stock and did not grant options or restricted stock.

The Company’s grants of fully vested shares were expensed upon issuance. The value of the shares were based on the closing price of the Company’s common stock on the date of grant, determined by the last sale price received by third-party investor purchases prior to issuance.

19.	We note that the offering price of your common stock is $2.00 per share. We also note from page F-11 that during the year-to-date period ended October 31, 2023, you have valued your common stock issued for services between $0.25 and $0.50 per share and that you issued warrants with an exercise price of $0.25 per share. Please explain to us the significant factors contributing to the difference between the offering price and the value of your common stock and warrants issued in 2023.

Response: Since the commencement of the Company’s private offering of common stock on August 4, 2022 at $0.50 per share (the “506(c) Offering”), the Company completed several significant milestones in the execution of its business strategy that they believe resulted in an increased valuation. Some of these milestones, as disclosed in the Form 1-A, include the completion of its ballistics testing and training program to get the product ready for market; the launch of its first pilot program in Texas; the receipt and fulfillment of a first purchase order from Florida; the receipt of Product Classification from the ATF (not an ammunition); and the growth of domestic and international interest in South America. The Company believes that the current valuation of $2.00 is supported by a combination of executed Company initiatives, growth trajectory, potential for market penetration, and the global expansion strategy of the Company’s intellectual property.

December 14, 2023 Page 8 of 8

20.	In this regard, tell us whether the sales of your common stock for cash to date during 2023 were arms-length transactions to independent third parties. Otherwise, describe to us your relationships with the purchasers. In addition to the 500,000 shares of common stock issued for cash during the six months ended June 30, 2023, please separately address each of the sales of common stock made on July 1, 2023, July 11, 2023, October 5, 2023, and October 31, 2023, as disclosed in Note 11-Subsequent Events on page F-11, as well as any additional cash sales consummated prior to your next amendment.

Response: We have revised the disclosure in this section to note that such referenced sales of our common stock for cash to date during 2023 were arms-length transactions to third-party, non-affiliated accredited investors.

Please direct any questions or comments concerning this response letter to the undersigned at (949) 788-8900 or by email at lbolduc@FKBRlegal.com.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc

cc:	Steven Luna, CEO, Alternative Ballistics Corporation